United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 144

Notice of Proposed Sale of Securities Pursuant to Rule 144
Under the Securities Act of 1933

1(a) NAME OF ISSUER

Oglebay Norton Company

(b) IRS IDENT. NO.

34-1888342

(c) S.E.C. FILE NO.

005-79361

(d) ADDRESS OF ISSUER

North Point Tower
1001 Lakeside Avenue, 15th Floor
Cleveland, Ohio  44114

(e) TELEPHONE NUMBER

216-861-3300

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE
SECURITIES ARE TO BE SOLD

J. George Investments LLC

(b) IRS IDENT. NO.

38-3433546

(c) RELATIONSHIP TO ISSUER

N/A

(d) ADDRESS

85 N. Main Street
Suite 101
Mt. Clemens, MI  48043

3(a) TITLE OF THE CLASS OF SECURITIES TO BE SOLD

Oglebay Norton Company Common

(b) NAME AND ADDRESS OF EACH BROKER THROUGH WHOM THE
SECURITIES ARE TO BE OFFERED OR EACH MARKET MAKER WHO
IS ACQUIRING THE SECURITIES

Tradition Asiel Securities Inc.
75 Park Place
New York, NY  10007

(c) NUMBER OF SHARES OR OTHER UNITES TO BE SOLD

31,669

(d) AGGREGATE MARKET VALUE

$647,631.05

(e) NUMBER OF SHARES OR OTHER UNITS OUTSTANDING

3,602,000

(f) APPROXIMATE DATE OF SALE

October 27, 2006

(g) NAME OF EACH SECURITIES EXCHANGE

Pink Sheets

TABLE I - SECURITIES TO BE SOLD

TITLE OF THE CLASS
Oglebay Norton Company Common

DATE YOU ACQUIRED
February 9, 2005

NATURE OF ACQUISITION TRANSACTIONS
Private Transaction

NAME OF PERSON FROM WHOM ACQUIRED
Oglebay Norton Company

AMOUNT OF SECURITIES ACQUIRED
49,169

DATE OF PAYMENT
February 8, 2005

NATURE OF PAYMENT
Wire

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

NAME AND ADDRESS OF THE SELLER
J. George Investments, LLC
85 N. Main Street, Suite 101
Mt. Clemens, MI  48043

TITLE OF SECURITIES SOLD
Oglebay Norton Company Common Stock

DATE OF SALE
October 19, 2006

AMOUNT OF SECURITIES SOLD
17,500

GROSS PROCEEDS
$357,875.00

DATE:	October 26, 2006

/s/
Jennifer W. Berlin